UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement - 10 November 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 10, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: November 10, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

10th November 2009

Barclays PLC
Interim Management Statement

"We have maintained strong income momentum in the third quarter, particularly in Barclays Capital and across the international activities of GRCB, enabling us to achieve consistent profitability across the first three quarters of 2009. This performance shows the resilience and diversification of our portfolio of businesses."

John Varley, Group Chief Executive

Group Unaudited Results	Nine Months Ended	Nine Months Ended
	30.09.09 [1]	30.09.08 [1]
	£m	£m	% Change
Total income net of insurance claims	23,786	18,830	26
Impairment charges and other credit provisions	(6,214)	(3,762)	65
Operating expenses	(13,226)	(11,091)	19

Profit before tax, own credit, gains on acquisitions and disposals and gains on debt buy-backs	4,413	2,046	116
Own credit (charge)/gain	(1,298)	1,951	nm
Gains on acquisitions and disposals	178	1,589[2]	nm
Gains on debt buy-backs	1,249	9	nm
Profit before tax	4,542	5,595	(19)

Profit after tax	3,413	4,463	(24)
Profit attributable to equity holders of the parent	2,730	3,825	(29)

Profit Before Tax
Global Retail and Commercial Banking	2,181	3,108	(30)
Investment Banking and Investment Management[1,2]	1,966	3,151	(38)
Head Office Functions and Other Operations	395	(664)	nm

Basic earnings per share	25.3p	56.4p	(55)
Diluted earnings per share	23.9p	54.7p	(56)
Dividend per share	1.0p3	22.5p	nm
Cost:income ratio	56%	59%

1.     Both periods include the results of Barclays Global Investors ('BGI'), which is being sold to BlackRock with completion anticipated during December 2009. Profit before tax attributable to the relevant discontinued operations for the 9 months ended 30th September 2009 was £435m (2008: £673m). The equivalent profit after tax was £252m (2008: £471m).
2.     Includes gains on acquisition of Lehman Brothers North America of £1,500m, being the preliminary estimate reflected in the October 2008 Interim Management Statement.
3.     Interim dividend in respect of the second half of 2009. Q3 2009 basic earnings per share were 7.8p.

Q309 Interim Management Statement

Performance Summary
        Profit before tax for the nine months ended 30th September 2009 of £4,542m
        Excluding movement on own credit, gains on acquisitions and disposals and gains on debt buy-backs, profit before tax increased 116% from £2,046m to £4,413m
        Income for the nine months up 26% year on year
        Positive cost:income jaws of 7%
        Annualised loan loss rate of 136 basis points on a constant balance sheet and foreign exchange basis, compared to 144 basis points for the first half; impairment for the full year currently expected to be around the bottom end of the previously referenced 2009 consensus range of £9.0bn to £9.6bn
        Continued strengthening of capital and liquidity positions
         Interim dividend of 1p per share
Group Performance
Group profit before tax for the nine months ended 30th September 2009 was £4,542m (2008: £5,595m), a decrease year on year of 19% (£1,053m). Excluding a charge on own credit of £1,298m (2008: gain of £1,951m), gains on acquisitions and disposals of £178m (2008: £1,589m), and gains on debt buy-backs of £1,249m (2008: £9m), profit before tax increased 116% to £4,413m (2008: £2,046m).
Income increased 26% (£4,956m) to £23,786m (2008: £18,830m) driven by very strong income growth in Barclays Capital and the international businesses within Global Retail and Commercial Banking.  Income growth was partially offset by significantly increased impairment charges of £6,214m (2008: £3,762m).  The annualised loan loss rate was 136 basis points (six months ended 30th June 2009: 144 basis points) when measured against constant year-end loans and advances balances and constant foreign exchange rates.
Operating expenses increased 19% (£2,135m) to £13,226m (2008: £11,091m). This increase reflects the impact of acquisitions during 2008, partially offset by a one-off credit of £371m resulting from the closure of the UK final salary pension scheme to existing members. Profit before tax also reflected credit market writedowns taken through income of £4,251m (2008: £3,221m). Total credit market writedowns were £5,675m (2008: £4,781m). Performance for the third quarter is summarised in the table in Appendix I.
Capital, Leverage and Liquidity
As at
30th June 2009, the Group reported a Core Tier 1 ratio of 8.8% and a Tier 1 ratio of 11.7% on a pro forma basis to reflect the impact of the sale of Barclays Global Investors to BlackRock, Inc. On 20th October 2009 warrants were exercised resulting in the issue of 379m new shares in Barclays PLC for a consideration of £750m. This would have the impact of adding an estimated 19bps to the pro forma Core Tier 1 and Tier 1 ratios as at 30th June 2009, giving pro forma ratios of 8.9% and 11.8% respectively.
Adjusted gross leverage and risk weighted assets as at 30th September 2009 are broadly consistent with the position as at 30th June 2009.
During the third quarter, the Group continued to build liquidity in anticipation of the future introduction of new FSA rules, with Group surplus liquidity of £110bn as at 30th September 2009 (30th June 2009: £88bn).

Q309 Interim Management Statement

Business Commentary
Global Retail and Commercial Banking
Global Retail and Commercial Banking
income grew by 11% in the nine months ended 30th September 2009
, primarily driven by the international businesses following rapid expansion in prior years. This was well ahead of cost growth of 4%. Impairment for the nine months was significantly above the prior year period. As a result profit before tax declined to £2,181m for the nine months ended 30th

September 2009 (2008: £3,108m).
Profit before tax at
UK Retail Banking
for the nine months decreasedsignificantly, impacted by the current economic conditions. Income decreased reflecting the impact of liability margin compression, which more than offset higher income from Home Finance. Impairment charges for the nine months were higher than for the previous year; mortgage impairment charges remained low. Costs were managed lower through continued tight control of discretionary spending.
Profit before tax at
Barclays Commercial Bank
for the nine months decreased, primarily driven by higher impairment charges over the period, reflecting higher default rates and declines in asset values. There was solid income growth, with the impact of margin compression on deposit products offset by growth in debt net interest income, net fee and commission income, and a gain from the repurchase of securitised debt.
Profit before tax at
Barclaycard
for the nine months was ahead of the prior year. Income grew very strongly year on year with improved margins, and with the international businesses in particular benefiting from higher customer balances. This was largely offset by a higher impairment charge compared to the corresponding period last year, reflecting growth in portfolio balances and continued economic deterioration in key markets.
Profit before tax for
Global Retail and Commercial Banking - Western Europe
for the nine months was ahead of the prior year and benefited significantly from the gain of £153m on the sale of the 50 per cent stake in Barclays Vida y Pensiones Compania de Seguros to CNP Assurances SA. Income growth was very strong across all markets, as was the growth in customer deposits, following the expansion of the distribution network in 2007 and 2008. Impairment charges for the nine months increased significantly year on year, particularly in Spain, as economic conditions remained difficult.
Global Retail and Commercial Banking - Emerging Markets
posted a loss before tax for the nine months compared to a profit in the same period last year.Very strong income growth was driven by prior year investment in new markets, particularly in UAE, and continued growth in the established markets in Africa and the Indian Ocean. Impairment continued to increase with higher retail charges in UAE and India as a result of the difficult economic environment.
Profit before tax at
Global Retail and Commercial Banking - Absa
decreased for the nine months. In Rand terms, income was slightly ahead of the prior year. Coupled with a reduction in costs, reflecting tight cost management, this led to an improvement in the cost:income ratio.
Investment Banking and Investment Management
Income at
Investment Banking and Investment Management
for the nine months ended 30
th
September 2009
increased 32%,

largely driven by the performance of Barclays Capital.
Barclays Capital
profit before tax for the nine months was £1,416m (or £2,714m excluding a charge on own credit of £1,298m). Top-line income (income prior to credit market writedowns taken through income and own credit charges/gains) was £14.2bn for the nine months, almost double the prior year, driven by excellent growth in the US and Europe and strong performances in the Fixed Income, Commodities and Currency (FICC), Equities and Prime Services businesses. Third quarter top-line income of £3.7bn was up on the third quarter of 2008 but down on the second quarter of 2009, reflecting the normal seasonal slowdown in the third quarter and tighter spreads.
Year to date credit market writedowns taken through income increased 32% to £4,251m. Impairment charges for the nine months of £2,220m included £1,424m relating to credit market writedowns in impairment. Costs for the nine months increased year on year with the inclusion of the acquired Lehman business.

Q309 Interim Management Statement

Strong growth in profit before tax at
Barclays Global Investors
for the nine months was driven by a significant reduction in liquidity support costs and appreciation in the average value of the US Dollar against Sterling. There were net asset inflows of £87bn in the nine month period.
In difficult market conditions,
Barclays Wealth
underlying income for the nine months was broadly in line with 2008 when adjusted for the impact of the sale of the closed life business in 2008 and the acquired Lehman North American businesses. Profit before tax decreased significantly due to the impact of these transactions. Total client assets were in line with 31st December 2008.
Head Office Functions and Other Operations
The increase in profit before tax in
Head Office Functions and Other Operations
for the nine months was driven by gains on debt extinguishment of £1,164m partially offset by increased costs in central funding activity due to money market dislocation in the early months of the year.
Impairment

	Nine Months Ended	Nine Months Ended
	30.09.09	30.09.08
	£m	£m
Impairment charges on loans and advances	5,537	3,263
Charges in respect of undrawn facilities and guarantees	26	246
Impairment charges on loans and advances and other credit provisions	5,563	3,509
Impairment charges on AFS and reverse repurchase agreements	651	253
Impairment charges and other credit provisions	6,214	3,762

Impairment charges increased by 65% (£2,452m) to £6,214m for the nine months (2008: £3,762m). Approximately a quarter of this increase was attributable to foreign exchange movements with the majority of the balance being driven by economic deterioration and portfolio maturation. These charges represented an annualised loan loss rate on loans and advances and other credit provisions of 151 basis points (six months ended 30th June 2009: 165 basis points). The loan loss rate was 136 basis points (six months ended 30th June 2009: 144 basis points) when measured against constant year-end loans and advances balances and constant foreign exchange rates. We currently expect impairment for the full year to be around the bottom end of the previously referenced 2009 consensus range of £9.0bn to £9.6bn.
Barclays Capital Credit Market Exposures
During the nine months ended 30th September 2009, credit market exposures have been reduced by £14,442m, including net sales and paydowns of £6,892m, gross writedowns of £5,675m and a decrease of £1,875m due to other movements and currency depreciation over the nine month period of the US Dollar and the Euro relative to Sterling of 9% and 5% respectively. In addition to this reduction, on 16th September 2009 £5,087m credit market exposures and £2,367m other assets were sold to Protium Finance LP, funded by a £7.7bn loan extended by Barclays (see Appendix II Note D).
Detailed information relating to credit market exposures is set out in the Appendix II to this statement.

Q309 Interim Management Statement

October Trading, Recent Developments and Outlook
October trading was generally consistent with the overall trend for the first nine months of the year.
On 6th August 2009 shareholders approved BlackRock's offer to purchase the Barclays Global Investors business. We expect to complete this transaction in December 2009.
On 26th October 2009 the Group announced an agreement to acquire Standard Life Bank Plc from Standard Life Plc for a consideration of £226m, payable in cash upon completion.
On 3rd November 2009 the Group announced the broadening of its Executive Committee and changes to its structure and senior management responsibilities. These changes will be reflected in our financial reporting from 2010.
Dividends
As previously announced, it will be our policy to declare and pay dividends on a quarterly basis. In respect of the second half of 2009, we will pay an interim cash dividend of 1p per share on 11th December 2009. A final cash dividend for the half year will be declared at the time of the Preliminary Results Announcement on 16th February 2010 and paid in March. We are committed to maintaining strong capital ratios. We therefore expect that the proportion of profits after tax distributed through dividends will be significantly lower than the 50% level which was maintained in recent years.
Notes
1.
Key trends in the income statement set out above, unless stated otherwise, relate to the nine months to 30th September 2009, and are compared to the corresponding nine months of 2008.
2.
Trends in income, unless stated otherwise, are expressed after the deduction of 'net claims and benefits on insurance contracts'.
3.
The financial information on which this interim management statement is based, and the credit market exposures and other data set out in the appendices to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies described in the 2008 Annual Report.
4.    For qualifying US and Canadian resident ADR holders, the interim dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will mail the interim dividend on 11th December 2009 to ADR holders on the record on 20th November 2009.
Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the DRIP would require Barclays or The Plan Administrator to Barclays DRIP to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the DRIP should contact The Plan Administrator to Barclays DRIP by writing to: The Plan Administrator to Barclays DRIP, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or, by telephoning 0871 384 2055 (calls to this number are charged at 8p per minute if using a BT landline. Other telephony provider costs may vary). The completed form should be returned to The Plan Administrator to Barclays DRIP on or before 20th November 2009 for it to be effective in time for the payment of the dividend on 11th December 2009. Shareholders who are already in the DRIP need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator to Barclays DRIP.

Q309 Interim Management Statement

Timetable

Event	Date
Ex Dividend Date	Wednesday, 18th November 2009
Dividend Record Date	Friday, 20th November 2009
Dividend Payment Date	Friday, 11th December 2009
2009 Preliminary Results Announcement	Tuesday, 16th February 2010

For Further Information Please Contact

Investor Relations	Media Relations
Stephen Jones/James Johnson	Alistair Smith
+44 (0) 20 7116 5752/7233	+44 (0) 20 7116 6132

Forward Looking Statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the integration of the Lehman Brothers North American businesses into the Group's business and the quantification of the benefits resulting from such acquisition, the proposed disposal of Barclays Global Investors and the impact on the Group, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.
Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Q309 IMS Appendix I - Quarterly Results Summary

Quarterly Results Summary
Set out below is a summary of the Group's results by quarter since the start of 2008:

Group Unaudited Results	Q309	Q209	Q109	Q408	Q308	Q208	Q108
	£m	£m	£m	£m	£m	£m	£m
Top line income	8,682	10,923	9,730	7,642	6,884	6,815	6,401
Credit market writedowns	(744)	(1,648)	(1,859)	(3,069)	(996)	(844)	(1,381)
Own credit	(405)	(1,172)	279	(288)	1,099	149	703
Total income net of insurance claims	7,533	8,103	8,150	4,285	6,987	6,120	5,723
Impairment charges and other credit provisions	(1,404)	(1,831)	(1,555)	(1,454)	(862)	(648)	(692)
Impairment charges - credit market writedowns	(254)	(416)	(754)	(203)	(452)	(510)	(598)
Operating expenses	(4,479)	(4,286)	(4,461)	(3,275)	(4,338)	(3,506)	(3,247)
Share of results of associates & JVs	5	24	(11)	(15)	6	15	8
Profit on disposal of subsidiaries, associates & JVs	157	19	2	327	-	-	-
Gains on acquisitions	-	(1)	1	817	1,500	89	-
Profit before tax	1,558	1,612	1,372	482	2,841	1,560	1,194

Profit after tax	1,075	1,282	1,056	824	2,329	1,209	925

Cost:income ratio	59%	53%	55%	76%	62%	57%	57%
Basic earnings per share (p)	7.8	9.8	7.7	2.9	29.4	15.5	11.5

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

Barclays Capital Credit Market Exposures
Barclays Capital's credit market exposures primarily relate to commercial real estate and leveraged finance. The exposures include both positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.
The exposures and gross writedowns to 30th September 2009 are set out by asset class below:

								Nine Months Ended 30.09.09
		As at 30.09.09	As at 30.06.09	As at 31.12.08	As at 30.09.09	As at 30.06.09	As at 31.12.08	Fair Value Losses	Impair-ment Charge	Gross Losses
US Residential Mortgages	Notes	$m1	$m1	$m1	£m1	£m1	£m1	£m	£m	£m
ABS CDO Super Senior	A1	3,539	3,709	4,526	2,216	2,255	3,104	-	499	499
Other US sub-prime and Alt-A	A2	2,295	6,618	11,269	1,437	4,024	7,729	525	549	1,074
Monoline wrapped US RMBS	A3	11	2,092	2,389	7	1,272	1,639	288	-	288

Commercial Mortgages
Commercial real estate	B1	13,173	14,354	16,882	8,246	8,728	11,578	2,238	-	2,238
Commercial mortgage-backed securities	B1	987	954	1,072	618	580	735	32	-	32
Monoline wrapped CMBS	B2	61	2,577	2,703	38	1,567	1,854	479	-	479

Other Credit Market
Leveraged Finance	C1	11,434	11,394	15,152	7,158	6,928	10,391	-	341	341
SIVs, SIV -Lites and CDPCs	C2	944	1,100	1,622	591	669	1,113	73	35	108
Monoline wrapped CLO and other	C3	5,179	7,396	7,202	3,242	4,497	4,939	616	-	616

Total gross writedowns								4,251	1,424	5,675

Loan to Protium	D	12,657	-	-	7,923	-	-	-	-	-

During the nine months ended 30th September 2009, credit market exposures have been reduced by £14,442m, including net sales and paydowns of £6,892m, gross writedowns of £5,675m and a decrease of £1,875m due to other movements and currency depreciation over the nine month period of the US Dollar and the Euro relative to Sterling of 9% and 5% respectively. In addition to this reduction, on 16th September 2009 £5,087m credit market exposures and £2,367m other assets were sold to Protium Finance LP, funded by a £7.7bn loan extended by Barclays.
Net sales and paydowns also included a £3,056m leveraged finance exposure which was repaid at par, £1,628m Alt-A, £987m US sub-prime assets and £811m commercial mortgages.
In the nine months ended 30th September 2009, there were gross writedowns of £5,675m (2008: £4,781m), before related income and hedges of £506m (2008: £721m) and own credit losses of £1,298m (2008: gain £1,951m). The gross writedowns, which included £1,424m (2008: £1,560m) in impairment charges, comprised: £1,861m (2008: £3,982m) against US residential mortgage exposures; £2,749m (2008: £396m) against commercial mortgage exposures; and £1,065m (2008: £402m) against other credit market exposures.

1        As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

A.        US Residential Mortgages
A1.        ABS CDO Super Senior

	As at 30.09.09	As at 30.06.09	As at 31.12.08	As at 30.09.09	As at 30.06.09	As at 31.12.08
	Total	Total	Total	Marks[1]	Marks[1]	Marks[1]
	£m	£m	£m	%	%	%
2005 and earlier	1,071	1,052	1,226	77%	81%	90%
2006	428	418	471	16%	16%	37%
2007 and 2008	23	22	25	47%	48%	69%
Sub-prime	1,522	1,492	1,722	59%	62%	75%

2005 and earlier	781	768	891	48%	51%	77%
2006	237	245	269	64%	62%	75%
2007 and 2008	56	55	62	22%	23%	37%
Alt-A	1,074	1,068	1,222	50%	52%	74%

Prime	442	445	520	100%	100%	100%
RMBS CDO	358	351	402	0%	0%	0%
Sub-prime second lien	111	108	127	0%	0%	0%
Total US RMBS	3,507	3,464	3,993	54%	56%	68%

CMBS	38	37	44	100%	100%	100%
Non-RMBS CDO	407	397	453	55%	56%	56%
CLOs	32	31	35	100%	100%	100%
Other ABS	37	36	51	100%	100%	100%
Total Other ABS	514	501	583	65%	65%	66%

Total notional collateral	4,021	3,965	4,576	55%	57%	68%
Subordination	(394)	(400)	(459)
Gross exposure pre-impairment	3,627	3,565	4,117
Impairment allowances	(1,411)	(1,310)	(1,013)
Net exposure	2,216	2,255	3,104

ABS CDO Super Senior exposure at 30th September 2009 comprised five high grade liquidity facilities which were fully drawn and classified within loans and receivables.
During the nine months ended 30th September 2009, ABS CDO Super Senior exposures reduced by £888m to £2,216m (31st December 2008: £3,104m). Net exposures are stated after writedowns and charges of £499m incurred in 2009 (2008: £1,345m). There was a decline of £257m resulting from stronger Sterling and net amortisation of £132m in the period.

1        Marks above reflect the gross exposure after impairment and subordination.

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

A2.       Other US Sub-Prime and Alt-A

	As at 30.09.09	As at 30.06.09	As at 31.12.08	Marks at 30.09.09	Marks at 30.06.09	Marks at 31.12.08
Other US Sub-Prime	£m	£m	£m	%	%	%
Whole loans	-	714	1,565	-	48%	72%

Sub-prime securities (net of hedges)	182	490	929	39%	14%	25%
Other exposures with underlying sub-prime collateral:
Derivatives	288	370	643	96%	95%	87%
Loans	60	123	195	29%	55%	70%
Real Estate	-	50	109	-	32%	46%
Total other direct and indirect exposure	530	1,033	1,876

Total Other US Sub-Prime	530	1,747	3,441

Alt-A
Whole Loans	-	495	776	-	55%	67%
Alt-A Securities	652	1,522	3,112	37%	13%	16%
Residuals	-	-	2	-	-	6%
Derivative exposure with underlying Alt-A collateral	255	260	398	100%	99%	100%
Total Alt-A	907	2,277	4,288

Total Other US Sub-Prime and Alt-A	1,437	4,024	7,729

The majority of Other US Sub-Prime exposures are measured at fair value through profit and loss. Exposure reduced by £2,911m to £530m (31st December 2008: £3,441m), driven by the Protium sale of £993m, other net sales, paydowns and other movements of £922m and gross losses of £765m. Stronger Sterling resulted in a decline in exposure of £231m.
Counterparty derivative exposure to vehicles which hold sub-prime collateral was £288m (31st December 2008: £643m). The majority of this exposure was the most senior obligation of the vehicles.
The majority of Alt-A exposures are measured at fair value through profit and loss. Net exposure to the Alt-A market reduced by £3,381m to £907m (31st December 2008: £4,288m), driven by the Protium sale of £1,326m, other net sales, paydowns and other movements of £1,462m and gross losses of £309m in the period. Stronger Sterling resulted in a decline in exposure of £284m.
Counterparty derivative exposure to vehicles which hold Alt-A collateral was £255m (31st December 2008: £398m). The majority of this exposure was the most senior obligation of the vehicles.

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

A3.       US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers
The table below shows RMBS assets where Barclays Capital held protection from monoline insurers at 30th September 2009. These are measured at fair value through profit and loss.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 30.09.09	£m	£m	£m	£m	£m
Non-investment grade	60	2	58	(51)	7
Total	60	2	58	(51)	7

As at 30.06.09
Non-investment grade	2,281	348	1,933	(661)	1,272
Total	2,281	348	1,933	(661)	1,272

As at 31.12.08
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37
Total	2,641	500	2,141	(502)	1,639

Net exposure reduced by £1,632m to £7m (31st December 2008: £1,639m), of which £1,164m relates to the Protium sale.
Claims become due in the event of default of the underlying assets. At 30th September 2009, 100% of the underlying assets were rated investment grade.
There is uncertainty as to whether all of the monoline insurers will be able to meet liabilities if such claims were to arise. Certain monoline insurers have been subject to downgrades in 2009. A fair value loss of £288m was recognised in 2009 (2008: £194m). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.
The notional value of the assets split by the rating of the underlying asset is shown below.

	As at 30.09.09			As at 30.06.09			As at 31.12.08
	A/BBB	Non-Invest-ment Grade	Total	A/BBB	Non-Invest-ment Grade	Total	AAA/AA	A/BBB	Non-Invest-ment Grade	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2005 and earlier	-	-	-	-	117	117	143	-	-	143
2006	-	-	-	-	1,086	1,086	-	-	1,240	1,240
2007 and 2008	-	-	-	-	452	452	-	-	510	510
High Grade	-	-	-	-	1,655	1,655	143	-	1,750	1,893
Mezzanine - 2005 and earlier	60	-	60	301	284	585	31	330	338	699
CDO[2] - 2005 and earlier	-	-	-	-	41	41	-	-	49	49
US RMBS	60	-	60	301	1,980	2,281	174	330	2,137	2,641

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

B.        Commercial Mortgages
B1.        Commercial Real Estate and Mortgage-Backed Securities
Commercial mortgages held at fair value include commercial real estate loan exposure of £8,246m (31st December 2008: £11,578m) and commercial mortgage-backed securities of £618m (31st December 2008: £735m). In the period there were gross losses of £2,270m, of which £1,481m relates to the US and £729m relates to Europe; Sterling movement decreased exposure by £857m. There were gross sales and paydowns of £460m in the US and £348m in the UK and Continental Europe.
The commercial real estate loan exposure comprised 51% US, 45% UK and Europe and 4% Asia.
Two large transactions comprised 42% of the total US exposure. The remaining 58% of the US exposure comprised 68 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1 year (31st December 2008: 1.4 years).
The UK and Europe portfolio is well diversified with 61 transactions as at 30th September 2009. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 83% of the portfolio. 47% of the German exposure relates to one transaction secured on residential assets.

Commercial Real Estate Loan Exposure by Region	As at 30.09.09	As at 30.06.09	As at 31.12.08	Marks at 30.09.09	Marks at 30.06.09	Marks at 31.12.08
	£m	£m	£m	%	%	%
US	4,245	4,703	6,329	67%	77%	88%
Germany	2,075	2,004	2,467	85%	88%	95%
France	215	216	270	78%	84%	94%
Sweden	215	210	265	84%	89%	96%
Switzerland	148	140	176	88%	89%	97%
Spain	73	73	106	55%	71%	92%
Other Continental Europe	385	425	677	59%	63%	90%
UK	534	597	831	65%	69%	89%
Asia	356	360	457	82%	91%	97%
Total	8,246	8,728	11,578

	As at 30.09.09						As at 30.06.09	As at 31.12.08
Commercial Real Estate Loan Exposure by Industry	US	Germany	Other Europe	UK	Asia	Total	Total	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Residential	1,371	1,114	-	162	113	2,760	2,803	3,582
Office	1,297	262	609	122	103	2,393	2,818	3,656
Hotels	786	-	224	7	1	1,018	1,048	1,633
Retail	58	540	74	50	96	818	734	957
Industrial	433	112	111	31	10	697	726	887
Mixed/Others	174	47	18	-	33	272	298	375
Leisure	-	-	-	162	-	162	168	233
Land	130	-	-	-	-	130	135	232
Hedges	(4)	-	-	-	-	(4)	(2)	23
Total	4,245	2,075	1,036	534	356	8,246	8,728	11,578

Commercial Mortgage Backed Securities (Net of Hedges)	As at 30.09.09	As at 30.06.09	As at 31.12.08	Marks[1] at 30.09.09	Marks[1] at 30.06.09	Marks[1] at 31.12.08
	£m	£m	£m	%	%	%
AAA securities	447	417	588	49%	46%	42%
Other securities	171	163	147	36%	35%	8%
Total	618	580	735

1        Marks are based on gross collateral.

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

B2.       CMBS Exposure Wrapped by Monoline Insurers
The table below shows commercial mortgage backed security assets where Barclays Capital held protection from monoline insurers at 30th September 2009. These are measured at fair value through profit and loss.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 30.09.09	£m	£m	£m	£m	£m
AAA/AA	55	13	42	(4)	38
Non-investment grade	388	181	207	(207)	-
Total	443	194	249	(211)	38

As at 30.06.09
AAA/AA	57	13	44	(5)	39
Non-investment grade	3,263	920	2,343	(815)	1,528
Total	3,320	933	2,387	(820)	1,567

As at 31.12.08
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179
Total	3,752	1,509	2,243	(389)	1,854

Net exposure reduced by £1,816m to £38m (31st December 2008: £1,854m), driven by the Protium sale of £1,208m.
Claims would become due in the event of default of the underlying assets. At 30th September 2009, 100% of the underlying assets were rated AAA/AA.
There is uncertainty as to whether all of the monoline insurers will be able to meet liabilities if such claims were to arise. Certain monoline insurers have been subject to downgrades in 2009. A fair value loss of £479m was recognised in 2009 (2008
: £115m
). There have been no claims due under these contracts as none of the underlying assets defaulted in the period.
The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 30.09.09			As at 30.06.09			As at 31.12.08
	AAA/AA	A/BBB	Total	AAA/AA	A/BBB	Total	AAA/AA	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2005 and earlier	-	-	-	-	385	385	437	437
2006	55	-	55	333	206	539	613	613
2007 and 2008	388	-	388	2,396	-	2,396	2,702	2,702
CMBS	443	-	443	2,729	591	3,320	3,752	3,752

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

C.        Other Credit Market Exposures
C1.        Leveraged Finance

Leveraged Finance Exposure by Region	As at 30.09.09	As at 30.06.09	As at 31.12.08
	£m	£m	£m
UK	4,887	4,813	4,810
US	872	727	3,830
Europe	1,425	1,422	1,640
Asia	219	195	226
Total lending and commitments	7,403	7,157	10,506
Impairment	(245)	(229)	(115)
Net lending and commitments at period end	7,158	6,928	10,391

Leveraged loans are classified within loans and advances and are stated at amortised cost less impairment. The overall credit performance of the assets remains satisfactory with the majority of the portfolio performing to plan or in line with original stress tolerances. There is however a small number of deteriorating positions and as a result the impairment has increased.
At 30th September 2009, the gross exposure relating to leveraged finance loans was £7,403m (31st December 2008: £10,506m) following a repayment of £3,056m at par in January 2009.
C2.       SIVs, SIV-Lites and CDPCs
SIV and SIV-lite exposure comprises liquidity facilities and derivatives.  At 30th September 2009 exposure reduced by £393m to £570m (31st December 2008: £963m) and there were £107m of writedowns in the period.
Credit Derivative Product Companies (CDPCs) exposure at 30th September 2009 reduced by £129m to £21m (31st December 2008: £150m) driven by the termination of one facility rated A/BBB.  At 30th September 2009 the remaining exposure is with counterparties rated AAA/AA.

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

C3.       CLO and Other Exposure Wrapped by Monoline Insurers
The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 30th September 2009.

By Rating of the Monoline	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 30.09.09	£m	£m	£m	£m	£m
AAA/AA	7,556	5,362	2,194	(98)	2,096
Non-investment grade	10,322	8,317	2,005	(859)	1,146
Total	17,878	13,679	4,199	(957)	3,242

As at 30.06.09
AAA/AA	7,319	4,893	2,426	(86)	2,340
Non-investment grade	11,268	7,968	3,300	(1,143)	2,157
Total	18,587	12,861	5,726	(1,229)	4,497

As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

Net exposure reduced by £1,697m to £3,242m (31st December 2008: £4,939m), of which £396m related to the Protium sale.
Claims would become due in the event of default of the underlying assets. At 30th September 2009, 95% of the underlying assets have investment grade ratings and 42% were wrapped by monolines rated AAA/AA. 91% of the underlying assets were CLOs, 90% of which were rated AAA/AA.
There is uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise. Certain monoline insurers have been subject to downgrades in 2009. Consequently, a fair value loss of £616m was recognised in 2009 (2008:
£175m).
There have been no claims due under these contracts as none of the underlying assets defaulted in the period.
The notional value of the assets split by the current rating of the underlying asset is shown below.

	As at 30.09.09				As at 30.06.09				As at 31.12.08
	AAA/AA	A/BBB	Non- invest-ment Grade	Total	AAA/AA	A/BBB	Non- invest-ment Grade	Total	AAA/AA	A/BBB	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
2005 and earlier	4,265	696	-	4,961	4,752	237	313	5,302	6,037	-	6,037
2006	4,974	467	-	5,441	5,052	214	-	5,266	5,894	-	5,894
2007 and 2008	5,369	469	-	5,838	5,384	239	-	5,623	6,295	-	6,295
CLOs	14,608	1,632	-	16,240	15,188	690	313	16,191	18,226	-	18,226

2005 and earlier	-	57	57	114	-	629	139	768	862	-	862
2006	119	91	127	337	116	153	207	476	535	-	535
2007 and 2008	436	-	751	1,187	437	-	715	1,152	785	467	1,252
Other	555	148	935	1,638	553	782	1,061	2,396	2,182	467	2,649

Total	15,163	1,780	935	17,878	15,741	1,472	1,374	18,587	20,408	467	20,875

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

D.        Protium
On 16th September 2009, Barclays Capital sold £7.5bn ($12.3bn) assets, including £5.1bn ($8.4bn) relating to exposures itemised in sections A to C , to Protium Finance LP, a newly established fund.  The assets were sold at fair values and there was no gain or loss on sale.
As part of the transaction, Barclays extended a £7.7bn ($12.6bn) 10 year loan to Protium Finance LP. The loan is classified within loans and receivables.  It will be assessed for impairment over the term in accordance with the Group's accounting polices. The difference between the size of the loan and assets sold relates to cash and US treasuries held by Protium. The cash will be deployed at the discretion of Protium in third party credit assets.
The impact on each class of credit market exposure is detailed in each relevant category in sections A to C above.
There have been no material changes in the performance of the underlying cashflows. Fair value movements of the underlying assets are offset by the corresponding decrease in the monoline exposure from the date of completion to 30th September 2009.
For information purposes, the fair value of assets sold to Protium, including cash realised from sales and paydowns, is set out below:

	As at 30.09.09	As at 16.09.09	As at 30.06.09	As at 30.09.09	As at 16.09.09	As at 30.06.09
US Residential Mortgages	$m	$m	$m	£m	£m	£m
Other US sub-prime whole loans and real estate	1,104	1,124	1,256	691	682	764
Other US sub-prime securities	527	513	508	330	311	309
Total other US sub-prime	1 , 631	1,637	1,764	1,021	993	1,073

Alt-A	2,141	2,185	2,342	1,340	1,326	1,424

Monoline wrapped US RMBS	1,842	1,919	2,081	1,153	1,164	1,266

Commercial Mortgages
Monoline wrapped CMBS	1,334	1,991	2,450	835	1,208	1,490

Other Credit Market
Monoline wrapped CLO and other	654	652	752	410	396	457

Credit market related exposure	7,602	8,384	9,389	4,759	5,087	5,710

Fair value of underlying assets wrapped by monoline insurers	4,266	3,592	2,728	2,671	2,179	1,659
Other Assets	475	309	285	297	188	173
Total	12,343	12,285	12,402	7,727	7,454	7,542

Q309 IMS Appendix II - Barclays Capital Credit Market Exposures

E.         Own Credit
The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.
From 30th September 2007 to 30th June 2009, Barclays credit default swap spreads were used to calculate the carrying amount of issued notes, since there were insufficient observable own credit spreads through secondary trading in Barclays issued bonds.  From 1st July 2009, the carrying amount of issued notes has been calculated using credit spreads derived from secondary trading in Barclays issued bonds.
At 30th September 2009, the own credit adjustment arose from the fair market valuation of £50.0bn of Barclays Capital structured notes (31st December 2008: £54.5bn). The current period effect on fair value of changes in own credit was a loss of £1,298m.
Barclays Capital uses credit default swap spreads to determine the impact of Barclays own credit quality on the fair value of derivative liabilities. At 30th September 2009, cumulative adjustment gains of £341m (31st December 2008: £1,176m) were netted against derivative liabilities. The impact of these adjustments in both periods was more than offset by the impact of the credit valuation adjustments to reflect counterparty creditworthiness that were netted against derivative assets.

-ENDS-